August 13, 2019

Kirkland Andrews
Chief Financial Officer
NRG Energy, Inc.
804 Carnegie Center
Princeton, New Jersey 08540

       Re: NRG Energy, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-15891

Dear Mr. Andrews:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products